UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-137498

THOMAS GROUP, INC. 401(K) SAVINGS PLAN

(Exact name of registrant as specified in its charter)

5221 North O’Connor Boulevard, Suite 500

Irving, Texas  75039-3714

(972) 869-3400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the Thomas Group, Inc. 401(k) Savings Plan

(Title of each class of securities covered by this Form)

Not Applicable

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.*

*

Effective January 31, 2009, participants in the Thomas Group, Inc. 401(k) Savings Plan were no longer permitted to direct the investment of their Plan accounts into a stock fund comprised solely of shares of Thomas Group, Inc. common stock and all shares of common stock previously held in such stock fund were subsequently liquidated.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Thomas Group, Inc. 401(k) Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

THOMAS GROUP, INC. 401(K) SAVINGS PLAN

Date:	June 5, 2009	By:	/s/ Frank Tilley
Frank Tilley
Member of the 401(k) Plan Administration Committee